UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2023

Commission file number: 001-39957

NLS PHARMACEUTICS LTD.

(Translation of registrant’s name into English)

The Circle 6

8058 Zurich, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

On March 27, 2023, NLS Pharmaceutics Ltd., or the Registrant, issued a press release titled: “NLS Pharmaceutics Announces Open Label Extension Study Six-Month Data for Quilience® (Mazindol ER) in the Treatment of Narcolepsy Type 1 and Type 2.” A copy of this press release is furnished herewith as Exhibit 99.1.

The first seven paragraphs and the section entitled “Safe Harbor Statement” contained in Exhibit 99.1 to this report are incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File No. 333-262489, and 333-268690 and 333-269220), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Press release titled: “NLS Pharmaceutics Announces Open Label Extension Study Six-Month Data for Quilience® (Mazindol ER) in the Treatment of Narcolepsy Type 1 and Type 2”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NLS Pharmaceutics Ltd.

Date: March 27, 2023	By:	/s/ Alexander Zwyer
		Name:	Alexander Zwyer
		Title:	Chief Executive Officer

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